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Exhibit 12

Mandalay Resort Group
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Years Ended January 31,										Six Months Ended July 31,
	2000		2001		2002		2003		2004		2003		2004
Income before income tax and extraordinary loss	$103,116		$194,392		$93,006		$195,334		$232,318		$134,310		$226,672
Minority Interest	292		16,746		29,352		40,650		57,353		29,214		33,541
Fixed charges:
Interest expense	164,387		219,940		221,352		207,114		193,236		101,906		93,128
Proportionate share joint venture interest	10,214		9,888		7,501		7,172		8,089		3,798		4,199
Rentals representing an interest factor (1/3 of operating rental expense)	9,329		14,407		11,357		17,042		7,212		6,968		244

Earnings as defined	$287,338		$455,373		$362,568		$467,312		$498,208		$276,196		$357,784

Fixed charges (including capitalized items):
Interest expense	$164,387		$219,940		$221,352		$207,114		$193,236		$101,906		$93,128
Proportionate share joint venture interest	10,214		9,888		7,501		7,172		8,089		3,798		4,199
Capitalized interest	10,984		1,645		1,039		13,203		7,624		2,818		361
Rentals representing an interest factor	9,329		14,407		11,357		17,042		7,212		6,968		244

Fixed charges as defined	$194,914		$245,880		$241,249		$244,531		$216,161		$115,490		$97,932

Ratio of Earnings to Fixed Charges	1.47	x	1.85	x	1.50	x	1.91	x	2.30	x	2.39	x	3.65	x

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  Exhibit 12
  Computation of Ratio of Earnings to Fixed Charges